INTRAWARE ANNOUNCES FOURTH QUARTER AND FISCAL 2008 YEAR-END FINANCIAL RESULTS

REPORTS STRONG ANNUAL PERFORMANCE ACROSS KEY FINANCIAL METRICS

ORINDA, Calif. – April 24, 2008 – Intraware, Inc. (Nasdaq:ITRA), the leading provider of on-demand digital asset and entitlement management solutions, today reported financial results for its fourth quarter and fiscal year ended February 29, 2008. During the fourth quarter of fiscal 2008, the company:

- Signed three new SubscribeNet® customers including Autodesk, Inc.;
- Signed twelve SubscribeNet contract renewals or extensions and nine professional services statements of work with companies including McKesson Information Solutions Ireland Ltd., IBM, and Sybase, Inc.;
- Achieved $8.7 million in contract renewals, new professional services statements of work, and variable billings;
- Increased total annual contract value of its SubscribeNet customers by approximately $400,000, to $11.3 million;
- Generated approximately $0.5 million positive cash flow from operations;
- Added over 230,000 end users to the SubscribeNet service, pushing total end user adoption to the 2.4 million mark; and
- Authorized a stock repurchase program in which up to $1.0 million worth of Intraware common stock may be purchased by the company.

Total revenues for the fourth quarter of fiscal 2008 were $3.1 million, compared to $2.9 million in the same period of fiscal 2007 and $3.1 million during the third quarter of fiscal 2008. Gross profit margins for the fourth quarter of fiscal 2008 were 67%, a substantial improvement from 53% in the same period for fiscal 2007, and an improvement from gross profit margins of 65% in the third quarter of fiscal 2008.

Net loss for the fourth quarter of fiscal 2008 was $(274,000), or $(0.04) per basic and diluted share, compared to a loss of $(1.1) million, or $(0.18) per basic and diluted share, in the fourth quarter of fiscal 2007, and net income of $78,000, or $0.01 per basic and diluted share, in the third quarter of fiscal 2008. The decrease in net income for the fourth quarter was due to higher sales commission expense. These results included non-cash, stock-based compensation expense recognized in accordance with SFAS 123(R) totaling $154,000 in the fourth quarter of fiscal 2008, compared to $542,000 in the fourth quarter of fiscal 2007, and $152,000 in the third quarter of fiscal 2008.

Peter Jackson, Intraware's Chairman, Chief Executive Officer and President, said, "We are pleased to achieve year-over-year growth in the business. Intraware accomplished many important milestones this fiscal year. Specifically, we achieved positive cash flow; improved gross profit by 33%; grew our SubscribeNet end users by 50%; and significantly improved our bottom line results. In addition, we continue to add key customers further validating the compelling value proposition of our on-demand service."

"Our performance during the current macro-economic environment is indicative of the strength of our business model and ability to continue growing our company. We believe that we are well positioned to grow in fiscal 2009."

Operating Highlights

During the fourth quarter of fiscal 2008, Intraware continued to invest in the improvement of its SubscribeNet service. The company completed enhancements related to the SubscribeNet service's email receipt and bounce features, which enabled customers' sales and marketing and finance departments to operate more efficiently in their respective efforts of outreach and revenue recognition. The company also incorporated web site tracking and reporting features using Google Analytics to provide more visibility and reporting for the company's customers. Intraware's engineering team continues to extend SubscribeNet's web service interface to provide additional query interfaces.

The total annual contract value of the SubscribeNet customer base was $11.3 million at the end of the fourth quarter of fiscal 2008, a net increase of approximately $400,000 since the end of the prior quarter. Intraware defines total annual contract value as the aggregate annual service fees paid or expected to be paid by Intraware's customers for services provided during the then-current annual periods of the customers' respective contracts with the company. Total annual contract value assumes service fees must be paid, or scheduled for payment, based on a minimum 12-month history of prior charges and payments irrespective of contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

In the fourth quarter of fiscal 2008 Intraware continued to develop its zAthlete social networking website, which provides for a secure Internet gathering place for individuals and teams involved in competitive or recreational sports. Several new upgrades were made to the service including integration of online games, improved management tools, video blogs, and calendaring, which drove increased memberships and site visits.

Summary of Full Year Results

For fiscal 2008, total revenues were $12.2 million, compared to $10.9 million in fiscal 2007, an increase of 12%. Gross profit margins for fiscal 2008 were 66%, compared to 55% in the prior fiscal year. Net loss was $(0.5) million, or $(0.08) per basic and diluted share, compared to a net loss of $(3.2) million, or $(0.52) per basic and diluted share, in fiscal 2007. Fiscal year 2008 results include non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $0.7 million, compared to $1.4 million in fiscal 2007.

Business Outlook

For the first quarter of fiscal year 2009, Intraware expects revenues to be between $3.2 million and $3.3 million. The company expects a GAAP net loss per basic and diluted share to range between $(0.03) and $(0.06).

Conference Call and Web Cast Information

Management will host a conference call to discuss its financial and operating results from the fourth quarter and fiscal year 2008 beginning at 1:30pm Pacific Daylight Time today. A live broadcast of the conference call may be heard by dialing 877-681-3377 (international participants dial 719-325-4787) and entering confirmation code 4767800, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=29204 For those unable to participate in the live call, a replay will be available approximately two hours after the conclusion of the call, and can be accessed by dialing 888-203-1112 (international participants dial 719-457-0820) and entering the confirmation code 4767800.

Intraware will be taking live questions only from professional investors but the call is open to all interested parties on a listen-only basis. Intraware will also answer individual investors' questions submitted before the call. Individual investors should send their questions to management via email to ir@intraware.com.

About Intraware, Inc.

Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet service (patents pending) is a web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than two million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or http://www.intraware.com.

Forward Looking Statements
The foregoing information contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding or relating to Intraware's financial results for future periods, trends in its financial results in general, and growth of the company's product base, and the company's potential to grow. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. In particular, factors that could cause actual results to differ include risks related to: lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales will fall short of expectations or that the Intraware services will not meet customer expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by Intraware to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. These and other risks are more fully described in our periodic reports and registration statements filed with the Securities and Exchange Commission and can be obtained online at the Commission's website at http://www.sec.gov. Readers should consider the information contained in this release together with other information we make publicly available about Intraware for a more informed overview of the company. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Jonathan Freed
FD Ashton Partners
415-293-4415

INTRAWARE, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the twelve months ended	
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
Revenues	3,139	2,874	12,188	10,873
Cost of revenues	1,027	1,361	4,203	4,881
Gross profit	2,112	1,513	7,985	5,992
Operating expenses:				
Sales and marketing	865	849	2,852	3,176
Product development	437	478	1,554	1,787
General and administrative	1,207	1,452	4,642	4,877
Loss on disposal of assets	-	1	25	1
Total operating expenses	2,509	2,780	9,073	9,841
Loss from operations	(397)	(1,267)	(1,088)	(3,849)
Interest expense	-	(6)	-	(36)
Interest and other income	123	146	569	726
Net loss	$ (274)	$ (1,127)	$ (519)	$ (3,159)
Basic and diluted net loss per share	$ (0.04)	$ (0.18)	$ (0.08)	$ (0.52)
Weighted average shares - basic and diluted	6,245	6,132	6,211	6,128

INTRAWARE, INC.

BALANCE SHEETS

(in thousands, except per share amounts)

(unaudited)

	February 29, 2008	February 28, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,519	$ 12,260
Accounts receivable, net	1,547	1,110
Costs of deferred revenue	526	490
Other current assets	401	263
Total current assets	14,993	14,123
Costs of deferred revenue, less current portion	224	432
Property and equipment, net	477	407
Capitalized software, net	603	180
Other assets	241	217
Total assets	$ 16,538	$ 15,359
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 622	$ 797
Accrued expenses	1,154	1,003
Deferred revenue	3,052	2,576
Total current liabilities	4,828	4,376
Deferred revenue, less current portion	811	681
Total liabilities	5,639	5,057
Commitments and contingencies		
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:		
Series A; 14 and 28 shares issued and outstanding at February 29, 2008 and February 28, 2007, respectively (aggregate liquidation preference of $250 and $500 at February 29, 2008 and February 28, 2007, respectively)	224	449
Series B; 1 share issued and outstanding at February 29, 2008 and February 28, 2007, (aggregate liquidation preference of $6,000 at February 29, 2008 and February 28, 2007)	5,701	5,701
Total redeemable convertible preferred stock	5,925	6,150
Stockholders' equity:		
Common stock; $0.0001 par value; 50,000 shares authorized; 6,249 and 6,134 shares issued and outstanding at February 29, 2008 and February 28, 2007, respectively	1	1
Additional paid-in capital	166,634	165,293
Accumulated deficit	(161,661)	(161,142)
Total stockholders' equity	4,974	4,152
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 16,538	$ 15,359

INTRAWARE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the years ended	
	February 29, 2008	February 28, 2007
Cash flows from operating activities:		
Net loss	$ (519)	$ (3,159)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	347	414
Provision for doubtful accounts	-	(22)
Stock based compensation	693	1,410
Loss on disposal of assets	25	1
Changes in assets and liabilities:		
Accounts receivable	(437)	594
Costs of deferred revenue	191	(227)
Other assets	(162)	(4)
Accounts payable	(322)	307
Accrued expenses	150	199
Deferred revenue	607	929
Net cash provided by operating activities	573	442
Cash flows from investing activities:		
Purchase of property and equipment	(137)	(204)
Capitalized software	(555)	(163)
Proceeds from sale of assets	4	-
Net cash used in investment activities	(688)	(367)
Cash flows from financing activities:		
Proceeds from notes payable	-	137
Principal payments on notes payable	-	(668)
Proceeds from common stock	374	66
Net cash provided by (used in) financing activities	374	(465)
Net increase (decrease) in cash and cash equivalents	259	(390)
Cash and cash equivalents at beginning of the year	12,260	12,650
Cash and cash equivalents at end of the year	$ 12,519	$ 12,260
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 38
Supplemental non-cash activity:		
Purchases of property and equipment in accounts payable	$ 184	$ 37